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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No 18)*

                           SYMBOL TECHNOLOGIES, INC.
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $.01 Par Value
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   87150810
                   ----------------------------------------
                                (CUSIP Number)

        Howard E. Steinberg, Senior Vice President and General Counsel
                    Reliance Financial Services Corporation
          Park Avenue Plaza, New York, New York 10055 (212) 909-1100
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  See Item 5
                     ----------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No.   87150810                                         Page 2  of 7  Pages


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Reliance Financial Services Corporation
        IRS Employer's Identification Number:  51-0113548

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]

                                                                (b) [_]

3  SEC USE ONLY


4  SOURCE OF FUNDS*

        N/A

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(E)                                                           [X]

6  CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware


                 7  SOLE VOTING POWER

  NUMBER OF             3,568,634
   SHARES
BENEFICIALLY     8  SHARED VOTING POWER
  OWNED BY
    EACH
  REPORTING      9  SOLE DISPOSITIVE POWER
   PERSON
    WITH                3,568,634

                10  SHARED DISPOSITIVE POWER


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,568,634

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        14.2%

14 TYPE OF REPORTING PERSON*

        HC


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

          The following information restates or supplements, as indicated, the information in the Schedule 13D and amendments thereto previously filed by Reliance Financial Services Corporation ("Reliance Financial") relating to its ownership of the class of securities listed on the cover of this Amendment (the "Security").

ITEM 1.   Security and Issuer.

Item 1 is restated in its entirety to read as follows:

          This statement relates to the Common Stock, $.01 par value per share (the "Security") of Symbol Technologies, Inc. (the "Issuer"), whose principal executive offices are located at 116 Wilbur Place, Bohemia, NY 11716.


ITEM 2.   Identity and Background.

Item 2 is restated in its entirety to read as follows:

          This statement is filed by Reliance Financial, a Delaware corporation. Reliance Financial owns all of the common stock of Reliance Insurance Company ("RIC"), a Pennsylvania corporation. RIC and its property and casualty insurance subsidiaries and its title insurance subsidiaries underwrite a broad range of standard commercial and specialty commercial lines of property and casualty insurance, as well as title insurance. All of the common stock of Reliance Financial is owned by Reliance Group Holdings, Inc., a Delaware corporation ("RGH").

          Approximately 47.1% of the common voting stock of RGH is owned by Saul P. Steinberg, members of his family and an affiliated trust. As a result of his stock holdings in RGH, Saul P. Steinberg may be deemed to control RGH.

          The principal executive offices of each of Reliance Financial and RGH are located at Park Avenue Plaza, New York, New York 10055.

          The names, addresses and principal occupations of the directors and executive officers of Reliance Financial, all of whom are United States citizens, are as follows:

                                                Position with Reliance Financial
                                                           and
Name and Business Address                       Principal Occupation
- -------------------------                       --------------------------------

Saul P. Steinberg                               Chairman of the Board, Chief
Reliance Group Holdings, Inc.                   Executive Officer and Director,
Park Avenue Plaza                               Reliance Financial and RGH
New York, NY 10055

Robert M. Steinberg                             President, Chief Operating
Reliance Group Holdings, Inc.                   Officer and Director, Reliance
Park Avenue Plaza                               Financial and RGH; Chairman of
New York, NY 10055                              the Board and Chief Executive
                                                Officer, RIC

George E. Bello                                 Executive Vice President,
Reliance Group Holdings, Inc.                   Controller and Director,
Park Avenue Plaza                               Reliance Financial and RGH
New York, NY 10055

Lowell C. Freiberg                              Senior Vice President, Chief
Reliance Group Holdings, Inc.                   Financial Officer and Director,
Park Avenue Plaza                               Reliance Financial and RGH
New York, NY 10055

Henry A. Lambert                                Senior Vice President--Real
Reliance Group Holdings, Inc.                   Estate Investments and
Park Avenue Plaza                               Operations, Reliance Financial
New York, NY 10055                              and RGH; President and Chief
                                                Executive Officer, Reliance
                                                Development Group, Inc.

Dennis J. O'Leary                               Senior Vice President--Taxes,
Reliance Group Holdings, Inc.                   Reliance Financial and RGH
Park Avenue Plaza
New York, NY 10055

Fred M. Schriever                               Senior Vice President, Reliance
RCG International, Inc.                         Financial and RGH; Chairman of
111 West 40th Street                            the Board and President, RCG
New York, NY 10018                              International, Inc.

Philip S. Sherman                               Senior Vice President--Group
Reliance Group Holdings, Inc.                   Controller, Reliance Financial
Park Avenue Plaza                               and RGH
New York, NY 10055

Bruce L. Sokoloff                               Senior Vice President--
Reliance Group Holdings, Inc.                   Administration, Reliance
Park Avenue Plaza                               Financial and RGH
New York, NY 10055

                                               Position with Reliance Financial
                                                          and
Name and Business Address                      Principal Occupation
- -------------------------                      --------------------------------

Howard E. Steinberg, Esq.                      Senior Vice President, General
Reliance Group Holdings, Inc.                  Counsel and Corporate Secretary,
Park Avenue Plaza                              Reliance Financial and RGH
New York, NY 10055

James E. Yacobucci                             Senior Vice President--
Reliance Insurance Company                     Investments and Director,
Park Avenue Plaza                              Reliance Financial, RGH and RIC
New York, NY 10055

George R. Baker                                Director, Reliance Financial and
WMS Industries                                 RGH; Corporate Director/Advisor
3401 North California Avenue                   various business enterprises
Chicago, Illinois 60618

Carter Burden                                  Director, Reliance Financial and
William A. M. Burden & Co.                     RGH; General Partner, William A.
10 East 53rd Street                            M. Burden & Co.; Chairman of the
New York, NY 10022                             Board, CRB Broadcasting Corp.

Dennis A. Busti                                Director, Reliance Financial and
Reliance National                              RGH; President and Chief
Risk Specialists, Inc.                         Executive Officer, Reliance
77 Water Street                                National Risk Specialists, Inc.
New York, NY 10005

Dean W. Case                                   Director, Reliance Financial and
Reliance Insurance Company                     RGH
4 Penn Center Plaza
Philadelphia, PA l9l03

Dr. Thomas P. Gerrity                          Director, Reliance Financial and
The Wharton School                             RGH; Dean, The Wharton School of
University of Pennsylvania                     the University of Pennsylvania
Steinberg Hall-Dietrich Hall
3620 Locust Walk
Philadelphia, PA 19104

Jewell J. McCabe                                Director, Reliance Financial and
Jewell Jackson McCabe                           RGH; President, Jewell Jackson
Associate                                       McCabe Associates
50 Rockefeller Plaza
Suite 46
New York, NY 10020

                                                Position with Reliance Financial
                                                           and
Name and Business Address                       Principal Occupation
- -------------------------                       --------------------------------

Irving Schneider                                Director, Reliance Financial and
Helmsley-Spear, Inc.                            RGH; Executive Vice President,
60 East 42nd Street                             Helmsley-Spear, Inc.
New York, NY 10165

Bernard L. Schwartz                             Director, Reliance Financial and
Loral Corporation                               RGH; Chairman of the Board,
600 Third Avenue                                President and Chief Executive
New York, NY 10016                              Officer, Loral Corp.

Richard E. Snyder                               Director, Reliance Financial and
c/o MacMillan Publishing                        RGH
866 Third Avenue
New York, NY 10022

Thomas J. Stanton, Jr.                          Director, Reliance Financial and
240 South Mountain Avenue                       RGH
Montclair, NJ 07042




          Neither Reliance Financial nor, to the best of its knowledge, any other person named in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor, except as set forth below, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

          On February 17, 1994, in settlement of an administrative proceeding concerning the accounting treatment for certain transactions in 1986 in the fixed income portfolio of RIC, without admitting or denying the allegations against it, RGH agreed to the entry of an order by the Securities and Exchange Commission that RGH cease and desist from committing or causing any violation, and from committing or causing any future violation of, Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-3 thereunder.


ITEM 5.   Interest in Securities of the Issuer.

No change except as follows:

          According to the Issuer's 10Q for the three month period ended September 30, 1994, the number of shares of the Security outstanding has increased to 25,192,000. As a result, the Securities beneficially owned by Reliance Financial, which total 3,568,634 shares, to the best knowledge of Reliance Financial, comprise approximately 14.2% of the Securities outstanding. Of the 3,568,634 shares beneficially owned by Reliance Financial, 2,870,534 shares are owned directly by RIC, 500,000 shares are owned directly by United Pacific Insurance Company, an insurance subsidiary of RIC, and 198,100 shares are owned directly by Reliance National Indemnity Company, an insurance subsidiary of RIC. Each of the corporations listed above has sole voting and dispositive power over all of the shares directly owned by it.

          To the best knowledge of Reliance Financial, Mr. Saul P. Steinberg beneficially owns 10,000 shares of the Security (based upon the assumed exercise of warrants beneficially owned by him), representing approximately .04% of the Securities outstanding and Mr. Lowell C. Freiberg beneficially owns 35,000 shares of the Security (based upon the assumed exercise of warrants beneficially owned by him), representing approximately .14% of the Securities outstanding. Each of Messrs. Steinberg and Freiberg have sole voting and dispositive power over the shares of the Security owned by him.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 24, 1995








                    RELIANCE FINANCIAL SERVICES CORPORATION



                    By:     /s/James E.Yacobucci
                       -------------------------
                              James E. Yacobucci
                       Senior Vice President Investments